SAFRAN

SIÈGE SOCIAL

RECEIVED

2007 OCT 25 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027573

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

dlw 10/29

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

I. Press Releases

- September 18, 2007 – SAFRAN awards 2007 research prize to Chinese students
- September 19, 2007 – SAFRAN Group management appointments
- October 10, 2007 – SAFRAN reports consolidated sales for nine months ended September 30, 2007

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

III. Documents provided to shareholders, published or made available to the public

SAFRAN

RECEIVED

[illegible]

Communiqué de presse . Press release

SAFRAN awards 2007 research prize to Chinese students

Beijing, September 18, 2007

During the Beijing Air Show, the SAFRAN Group awarded today the annual **SAFRAN Prize** for research in China. This prize recognizes the best theses in Chinese universities concerning the Group's areas of business. The SAFRAN Prize was awarded for the fifth year in a row.

The **2007 SAFRAN Prize** was given to the two prizewinners today by François Courtot, SAFRAN Senior Vice President, International Development, at a ceremony attended by Yves Leclère, SAFRAN Executive Vice President, Aircraft Equipment branch, René Gaudin, Director of Aviation Program & Cooperation of DGAC, MENG Xiang Tai, Vice President of BUAA in charge of S&T and Jean Dorey, Director of Beijing Central Institute of Technology.

The first prize, worth 50,000 RMB (5,000 euros), was awarded to Dr Li Zhiping of the Beijing University of Aeronautics and Astronautics (BUAA) for his thesis on "Experimental Investigation of realizing Unsteady Cooperative flow in Axial-flow Compressor". Dr. Li took an experimental view of unsteady flows through a compressor stage. He showed that adjusting the number of blades between the IGVs and the rotating stage helped improve flow behavior, with a significant improvement in the compressor stage surge margin. This highly original work greatly improves the understanding of the effect of the number of blades on the stability of the compressor stage, and will be very useful in the design of aircraft engines.
His thesis advisor was **Professor Lu Ya-jun**.

The second prize, worth 20,000 RMB (2,000 euros), was awarded to Dr Lu Xingen of the Polytechnic University of Northwest Xian for his thesis on "Flow Instability and its Passive Control Strategies in Axial-flow Compressor". He studied innovative strategies to improve surge margins for axial compressors, which is very important in the design of high-performance compressors.
His thesis advisor was **Professor Chu Wuli**.

SAFRAN has invited the two prizewinners and their thesis advisors to France to meet specialists in their field and pave the way for future collaboration.

The SAFRAN Prize is part of the partnership strategy that the Group has developed since 2002 with Chinese universities, covering training and research. It concerns the training of Chinese engineers in France, and the development of joint research with Chinese laboratories and research organizations.

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN Group management appointments

Paris, September 19, 2007

The following appointments took effect on September 1, 2007:

- **Alain Sauret,** 49, has been named Vice President, Production of the SAFRAN Group. He replaces Jean-Michel Clin, who has retired. The Group's Production division covers production operations, as well as purchasing and information systems.

- **Eric Dautriat,** 52, has been named Vice President, Quality at SAFRAN, in addition to his current position as Vice President, Quality of Snecma. Jean-Michel Clin was Vice President, Quality at SAFRAN until his recent retirement.

encl: biographies

__SAFRAN__ is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

Alain SAURET

2006-2007 : **Labinal**
Executive Vice President and General Manager Engineering & Technology Division

2001-2005 : **Labinal**
Executive Vice President and General Manager Wiring Europe Division

1999-2001 : **Labinal – Aerospace and Systems Division**
General Manager Aerospace Wiring Branche

1991-1999 : **Labinal - Aerospace and Systems Division**
Operation Director Aerospace Wiring Branche

1989-1991 : **Labinal - Aerospace and Systems Division**
Technical Director Electrical Installation Department - Canalab

1985-1989 : **Labinal - Aerospace and Systems Division**
Deputy Technical Director Electrical Installation Department - Canalab

1982-1985 : **Labinal - Aerospace and Systems Division**
Manufacturing Industrial Engineer.

Education :

1999 : Executive MBA Centre de Perfectionnement des Affaires de Paris

1981 : Ecole Nationale Supérieure des Arts et Métiers

Eric DAUTRIAT

Birth date : 1955 / 05 /31 in Bar le Duc

Graduated from Ecole Centrale de Lyon, 1977

1978 – 1985 : Engineering Division, Snecma Villaroche

1985 : Centre national d'Etudes spatiales (CNES) – French Space Agency:

> 1985-88 : delegate for France at Ariane Programme Board of ESA (European Space Agency)
>
> 1988-1990 : Launchers Directorate, CNES ; deputy Head of Ariane 4 Complementary Developments,
>
> 1990-92 : responsible of launchers preliminary design
>
> 1992-97 : Project Manager, Ariane 5 Solid Rocket Booster
>
> 1997-2003 : Director of Launchers, CNES, Prime Contractor of Ariane developments

since October 2003 : Snecma, Quality VP

since 2007, September 1st : SAFRAN and Snecma Quality VP.

Chevalier de la Légion d'Honneur
Member of Académie Internationale d'Astronautique

SAFRAN

Communiqué de presse . Press release

SAFRAN reports consolidated sales for nine months ended September 30, 2007

Paris, October 10, 2007 - The SAFRAN Group reported consolidated sales for the nine months ended September 30, 2007 of 8,592 million euros, an increase of 6.4% over the same period in 2006, or 12% for the aerospace and Defense Security branches. At constant size and exchange rates, the increase would have been 11%, and 17.7% for the aerospace and Defense Security branches.

Millions of euros	Sept. 30, 2006	Sept. 30, 2007	Change (%)
Aerospace Propulsion	3,602	4,225	+ 17.3%
Aircraft Equipment	1,912	2,002	+ 4.7%
Defense Security	1,001	1,071	+ 7.0%
Communication	1,559	1,294	-17.0%
Consolidated sales	**8,074**	**8,592**	**+ 6.4%**

Aerospace Propulsion

Branch sales rose 17.3%, and would have increased 24.4% with a constant dollar. In addition to the continued strong growth in deliveries, spanning both original equipment and spares, new all-time records were set for orders. As of September 30, orders had been recorded for 2,290 CFM56 engines and 800 helicopter turbines. The service business continued to grow and now generates 44.5% of sales.

Aircraft Equipment

Sales by the Aircraft Equipment branch rose 4.7%, and would have increased 10.3% at constant exchange rates. Growth was slower than the Aerospace Propulsion branch due to delays in the A380 program. As in the Aerospace Propulsion branch, the service business continued to advance, and now accounts for 26% of Aircraft Equipment sales.

Defense Security

Sales by the Defense Security branch increased 7.0%. The navigation segment (mainly inertial systems) and major defense programs maintained steady growth. The Security business also posted strong growth, in particular for payment terminals and cards.

Communications

Mobile phone sales decreased 39% over the year-earlier period due to a sharp drop in volumes, although the downturn slowed during the third quarter.

The broadband business remained steady, generally recording good sales volumes.

SAFRAN is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

END